                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                              (Amendment No. 8)/1/

                                PHOTRONICS, INC.
                                (Name of Issuer)

                     COMMON STOCK par value $.01 per share
                     -------------------------------------
                         (Title of Class of Securities)

                                   719 405102
                                --------------------
                                 (CUSIP Number)

                           Nicholas C. Unkovic, Esq.
                                 GRAHAM & JAMES
                               One Maritime Plaza
                            San Francisco, CA 94111
                                 (415) 954-0200
                                ________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                               December 10, 1999
            (Date of Event Which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
_____________________________

/1./ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                           CUSIP No. 719 405102
                                     ----------

-----------------------------------------------------------------------------------------
1)  Name of Reporting Person                          Toppan Printing Co., Ltd.
-----------------------------------------------------------------------------------------
2)  Check the appropriate box if a member             (a)  [ ]
    of a group                                        (b)  [ x]
-----------------------------------------------------------------------------------------
3)  SEC use only
-----------------------------------------------------------------------------------------
4)  Source of funds                                   WC
-----------------------------------------------------------------------------------------
5)  Check box if disclosure of legal                  [ ]
    proceedings is required pursuant to Item
    2(d) or 2(e)
-----------------------------------------------------------------------------------------
6)  Citizenship or place of organization
    Japan
-----------------------------------------------------------------------------------------
Number of shares beneficially owned by       7)  Sole Voting            1,190,800
 each Reporting Person with                      Power
                                             8)  Shared Voting Power    0
                                             9)  Sole Dispositive       1,190,800
                                                 Power
                                             10) Shared Dispositive     0
                                                 Power
-----------------------------------------------------------------------------------------
11)  Aggregate amount beneficially owned                                        1,190,800
 by each Reporting Person
-----------------------------------------------------------------------------------------
12)  Check box if the aggregate amount in             [ ]
     row (11) excludes certain shares
-----------------------------------------------------------------------------------------
13)  Percent of class represented by                  4.9%
     amount in row (11)
-----------------------------------------------------------------------------------------
14)  Type of Reporting Person                         CO
-----------------------------------------------------------------------------------------

     This Amendment No. 8 (the "Amendment") amends a statement on Schedule 13D dated September 30, 1993, filed by Toppan Printing Co., Ltd., a Japanese corporation ("Toppan") relating to shares of Common Stock, $0.01 par value per share (the "Stock") of Photronics, Inc., a Connecticut corporation (the "Issuer").

Item 1.  Security and Issuer
         -------------------

          The title of the class of equity securities to which this statement relates is Common Stock, $.01 par value per share, of the Issuer.

          The Issuer and the address of its principal executive offices are:

          Photronics, Inc.
          P.O. Box 5226
          15 Secor Road
          Brookfield, Connecticut  06804

Item 2.  Identity and Background
         -----------------------

          (a)-(c)
          and (f) Toppan is a corporation organized and existing under the laws of Japan. The principal business address of Toppan is 1 Kanda Izumi-cho, Chiyoda-ku, Tokyo 101, Japan. Toppan is engaged in numerous aspects of the printing industry, including the development, manufacture and marketing of photomask printing operations.

                    Set forth below is information concerning the name, business address, and present principal occupation or employment of all of the present executive officers and directors of Toppan. Each such person is a Japanese citizen.


                                                          Present Principal Occupation
Name and Business Address                                       or Employment
--------------------------------------------------  -------------------------------------
Hiromichi Fujita                             President
1, Kanda Izumi-cho, Chiyoda-ku
Tokyo 101-0024, Japan

Kenji Ejima                                  Executive Vice President
1, Kanda Izumi-cho, Chiyoda-ku
Tokyo 101,-0024, Japan

Naoki Adachi                                 Executive Vice President
1, Kanda Izumi-cho, Chiyoda-ku
Tokyo 101-0024, Japan

Shinpei Hasegawa                             Senior Managing Director
11-1, Shimura 1-chome                        General Mgr./Info. & Publns. Div.
Itabashi-ku,
Tokyo 174-8558, Japan

Hiroshi Kidokoro                             Sr. Managing Director
22-61, Ebie 3-chome                          Kansai Rep.
Fukushima-ku, Oosaka-shi
Oosaka, 553-0001 Japan

Mikio Nakano                                 Senior Managing Director,
Acropolis Tokyo Building                     General Manager of Packaging Div.
6-29, Shin Ogawa-machi
Shinjuku-ku,
Tokyo 162-8531, Japan

Tsuneyasu Kuromitsu                          Senior Managing Director,
1, Kanda Izumi-cho, Chiyoda-ku               Gen. Mgr. of Human Resources
Tokyo 101-0024, Japan                        Management Div.

Tadao Masuda                                 Senior Managing Director,
2-7, Yaesu 2-chome                           Gen. Mgr. Of Electronics Div.
Chuo-ku, Tokyo 104-0028, Japan

Tohru Shimabukuro                            Senior Managing Director,
1, Kanda Izumi-cho, Chiyoda-ku               Gen. Mgr. Of Mfg., Tech & Research Div.
Tokyo 101-0024, Japan

Masaharu Mitani                              Managing Director,
19 Nominami-cho, Nishi-ku                    Gen. Mgr. Of Chubu Area
Nagoya-shi, Aichi 452-8571


Tetsuro Minami                               Managing Director,
1, Kanda Izumi-cho, Chiyoda-ku               Gen. Mgr. Of International Div.
Tokyo 101-0024, Japan

Masao Tsuchiya                               Managing Director,
1, Kanda Izumi-cho, Chiyoda-ku               Gen. Mgr. Of Business Innovation Div.
Tokyo 101-0024, Japan

Katsuo Amemiya                               Managing Director,
11-1, Shimura 1-chome                        Vice Gen. Mgr. Of Info & Publns. Div.
Itabashi-ku,
Tokyo 174-8558, Japan

Yukio Tagawa                                 Managing Director,
2-7, Yaesu 2-chome                           Vice Gen. Mgr. Of Electronics Div.
Chuo-ku, Tokyo 104-0028, Japan

Yukio Oba                                    Managing Director
5-1, Taito 1-chome                           Gen. Mgr. Of TIC Business Promotion Div.
Taito-ku, Tokyo 110-8560, Japan

Saburo Umeda                                 Managing Director,
22-61, Ebie 3-chome                          Gen. Mgr. Of Kansai Area,
Fukushima-ku, Oosaka-shi                     Packaging Div.
Oosaka 553-0001, Japan

Shuji Higashida                              Managing Director,
5-1, Taito 1-chome                           Gen. Mgr. Of Multimedia Div.
Taito-ku, Tokyo 110-8560, Japan

Koichi Miyazaki                              Managing Director,
17-28 Yakuin 1-chome, Chuo-ku                Gen. Mgr. Of Nishi-Nippon Area
Fukuoka-shi, Fukuoka 810-0022, Japan

Hiroshi Kukimoto                             Managing Director,
4-2-1, Takanodai-minami                      Gen. Mgr. Of Tech. Resch. Inst.
Sugito-cho, Kitakasushika-gun
Saitama 345-8508, Japan

Sawako Noma                                  Director,
2-12-21, Otowa, Bunkyo-ku                    President of Kodansha Ltd.
Tokyo 112-0013, Japan

Hiromicho Kono                               Director,
5-1, Taito 1-chome                           Gen. Mgr. Of Securities Printing Div.
Taito-ku, Tokyo 110-8560, Japan


Tatsuo Yamamoto                              Director,
5-1, Taito 1-chome                           Gen. Mgr. Of Commercial Printing Div.
Taito-ku, Tokyo 110-8560, Japan

Takeshi Toyama                               Director,
1, Kanda Izumi-cho, Chiyoda-ku               Gen. Mgr. Of Corp. Planning Div.
Tokyo 101-0024, Japan

Masayasu Ishida                              Director,
1, Kanda Izumi-cho, Chiyoda-ku               Gen. Mgr. Of Legal Div.
Tokyo 101-0024, Japan

Akihiro Nagata                               Director,
1, Kanda Izumi-cho, Chiyoda-ku               Gen. Mgr. Of Fin. & Acctg. Div.
Tokyo 101-0024, Japan

Yoshio Sakamura                              Director,
3-3, Akasi-Toori, Izumi-ku                   Gen. Mgr. Of Tohoku Area
Sendai-sshi, Miyagi 981-2196, Japan

Hideaki Kawai                                Director,
2-7, Taesu 2-chome                           Vice Gen. Mgr. Of  Electronics Div.
Chuo-ku, Tokyo 104-0028 Japan

Takashi Owaki                                Director,
22-61, Ebie 3-chome                          Gen. Mgr. Of Kansai Area, Commercial
Fukushima-ku, Oosaka-shi                     Printing Div.
Oosaka 553-0001, Japan

Yukio Natori                                 Director,
1, Kanda Izumi-cho, Chiyoda-ku               Gen. Mgr. Of Purchasing Div.
Tokyo 101-0024, Japan

Hiroshi Inoue                                Director,
17-28, Yakuin 1-chome, Chuo-ku               Gen. Mgr. Of Kyuchuu Div.,
Fukuoka-shi, Fukuoka 810-0022, Japan         Nishi-Nippon Area


Yoshiaki Tsuneda                             Director,
Acropolis Tokyo Building                     General Manager of Tokyo Area,
6-29, Shin Ogawa-machi                       Packaging Div.
Sinjuku-ku, Tokyo 162-8531, Japan

Toshihiko Akiyama                            Director,
11-1, Shimura 1-chome                        Vice Gen. Mgr. Of Info. & Publns. Div.
Itabashi-ku, Tokyo 174-8558, Japan

Seisaku Okumura                              Standing Statutory Auditor
1, Kanda Izumi-cho, Chiyoda-ku
Tokyo 101-0024, Japan

Hideo Yuasa                                  Standing Statutory Auditor
1, Kanda Izumi-cho, Chiyoda-ku
Tokyo 101-0024, Japan

Jiro Kawake                                  Statutory Auditor,
1, Kanda Izumi-cho, Chiyoda-ku               Advisor of Oji Paper Ltd.
Tokyo 101-0024, Japan

Kohken Tsuchiya                              Statutory Auditor
1, Kanda Izumi-cho, Chiyoda-ku
Tokyo 101-0024, Japan

          (d)-(e) During the last five years, neither Toppan, nor any of the persons listed above, has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------
No change.

Item 4.   Purpose of Transaction.
          -----------------------

          Toppan acquired the Issuer's Stock for investment purposes and to develop a relationship of mutual cooperation between Toppan and the Issuer.

          (a) Toppan may from time to time sell on the open market some or all of the Issuer's stock which it owns.

          (b) - (j)    Not applicable.

          Toppan has no present plans or intentions which would result in or relate to any of the transactions required to be described in subparagraphs (b) through (j) of Item 4 of Schedule 13D; however, Toppan may, depending upon the factors set forth above, and other considerations, determine to pursue one or more such transactions.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a)-(b) Toppan owns 1,190,800 shares of Common Stock, $.01 par value per share of the Issuer (the "Issuer Shares"), which constitute approximately 4.9% of the issued and outstanding common stock of the Issuer. To the best knowledge of Toppan, none of the directors or executive officers of Toppan listed in Item 2 beneficially own any Common Stock of the Issuer. Toppan has sole power to vote and dispose of all 1,190,800 shares owned by it.

          (c) Description of any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D: Toppan sold Issuer shares on the open market on the following dates in the following quantities for the following amounts per share: 12/9/99, 100,000 shares, $24.7981; 12/10/99, 24,200 shares, $24.2490. These sales were carried out through Toppan's agent Goldman Sachs in New York City.

          (d)       Not applicable.

          (e) On December 10, 1999, Toppan ceased to be the beneficial owner of more than five percent of the class of securities. As Toppan now owns less than 5% of the Issuer's Common Stock, this will be the final Form 13D Amendment filing, until such time, if any, as Toppan exceeds the 5% ownership threshold.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer
          ---------------------------

          None.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

          None.

                                   SIGNATURE
                                   ---------

After reasonable inquiry and to the best of my knowledge and belief. I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 1999

                              TOPPAN PRINTING CO., LTD.

                              By: /s/ Akihiro Nagata
                                  _________________________

                              Name: Akihiro Nagata

                              Title: Director, Finance and Accounting Division